WAY COOL IMPORTS, INC.

5555 North Star Ridge Way

Star, ID  83669

May 11, 2010

U.S. Securities and Exchange Commission

100 F Street, NE

Mail Stop 4720

Washington, D.C. 20549

Attn:

John Krug. Esq., Senior Counsel

Re:

Way Cool Imports, Inc.

Registration Statement on Form 10-12G

Filed March 23, 2010

File No. 000-53913

Dear Mr. Krug:

Way Cool Imports, Inc., (the “Company”), has received your comment letter dated April 20, 2010 (“comment letter”) pertaining to the above referenced amended registration statement on Form 10 (the “Registration Statement”).  Amendment No. 1 to the Registration Statement (“Amendment”) is being filed under separate cover.  The Amendment as filed is marked to show changes in the manner required by Regulation S-T.

This letter contains the Company’s responses to the comment letter.  Under cover of this letter, we are sending you 2 hard copies of the Registration Statement Amendment, one marked to show changes and one without changes marked.  To assist the staff of the Commission in completing its review of the Registration Statement Amendment, the numbered paragraphs in this response letter correspond to the numbered paragraphs of the Comment Letter.

FORM 10-12G

General

1.

Please update the discussion throughout the document to the most recent date practicable.

RESPONSE:

We have updated our discussion throughout the document to the most recent date practicable as requested.

2.

Please note that your Form 10 will become effective by operation of law 60 days after the date filed pursuant to Section 12(g)(l) of the Securities Exchange Act of 1934. If you have not resolved all outstanding comments within this 60 day period, you should consider withdrawing   the Form 10 prior to the end of the 60 day period and filing a new Form 10 that includes changes responsive to any outstanding comments. Additionally, please note that the effectiveness of your Form 10 will commence your reporting obligations as a registrant under Section 12(g) of the Exchange Act.

RESPONSE:

We are aware of the effective date of our Form 10 Registration Statement and recognize we will have reporting obligations as a registrant under Section 12(g) of the Exchange Act.  We fully intend to comply with our reporting obligations in a timely manner.

3.

Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filing that we do not cite as examples, make the appropriate changes in accordance with our comments.

RESPONSE:

We take note your comments are examples and intend to make appropriate changes as necessary for consistency and thorough disclosure.

4.

You are encouraged to provide your Internet website address, if applicable.

RESPONSE:

We do not have, nor do we intend to have, a website for our Company.

5,

A search of the website for the Nevada Secretary of State indicates your current corporate status as “default” Please advise us concerning your current corporate status and revise the disclosure in the document as may be necessary.

RESPONSE:

We have taken appropriate action to bring our corporate status current.

6,

Please remove the OMB statement on the cover page that states “[p]ersons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.”

RESPONSE:

We have removed the OMB statement on the cover page.

7.

Please revise the document to include the information requested by Item 101 (e)(1) and 101(e)(2) of Regulation S-K.

RESPONSE:

We have included a paragraph regarding the availability of information about the Company through its reports that will be filed with the SEC and how to access such information.

8.

We note Mr. Hofman’s apparent involvement with other blank check companies. A new section should be added describing any previous blank check companies in which your management may have been involved. Include the following:

•

Disclose the name of the blank check company, the date the registration statement was filed on EDGAR, the public reporting status of the company, and describe any mergers or acquisitions with the blank check company;

RESPONSE:

We have revised our disclosure to provide a table describing the public company transactions Mr. Hofman has been involved with.  We have included the requested information in this table.

•

Describe any blank check offerings, including the date of the initial public offering, offering price, aggregate dollar amount raised, purpose of the offering, any mergers or   acquisitions that have occurred, dates of such transactions, consideration given and received in those transactions, and  management’s subsequent involvement in each company;

RESPONSE:

Mr. Hofman has not been involved in any Rule 419 blank check offerings.  Mr. Hofman has been involved in development stage companies that became dormant as disclosed in this new section.

•

Disclose whether any transaction resulted in the termination of Mr. Hofrnan’ s association with any blank check company, including the date of such transaction, the nature and dollar amount of any consideration received by the shareholders of the blank check company and Mr. Hofinan, respectively, the amount of any retained equity interest, and the identity of any successor entity. Also, please discuss any affiliated or third party involvement in the transaction.

RESPONSE:

 We have included the requested information in the table described above.  We are not aware of any consideration received by other shareholders.  There was no affiliated or third party involvement in the transactions unless otherwise disclosed in the table provided.

Cover Page

9.

Please revise your facing page to include the city and state of your principal executive offices.

RESPONSE:

We have added the requested information to our facing page.

Business, page 2

10.

The discussion concerning the sale of antiques, furnishings and accessories on a wholesale basis to retailers does not appear to agree with the description of the company’s former business as described in note 3 to the financial statements. In this regard, we note that all sales were made to a company affiliated with your former management, the purchases by the related party have not been paid for and the company is unlikely to receive payment.

RESPONSE:

We have revised our disclosure to more accurately reflect the sales of goods to an affiliated company and the fact we did not get paid for all purchases by the affiliated company.

11.

Please disclose, if true, that you have not yet identified any potential merger or acquisition partner.

RESPONSE:

We have added the disclosure that we have not identified any potential merger or acquisition candidates.

12.

Please include in your discussion that you have a going concern qualification.

RESPONSE:

We have included a paragraph in this section describing our going concern qualification from our auditors.

13.

Please describe the steps, if any, you have taken to effectuate a business combination.  In this regard, consider expanding the discussion to explain how the company plans to search for a target company addressing matters such as any criteria for the target company, the approximate number of persons who will be contacted or solicited and their relationship to the company’s promoters or   management.

RESPONSE:

We have expanded our disclosure to address the requested information.

14.

Please disclose whether you presently plan to engage a professional firm or other individual that specializes in business acquisitions.

RESPONSE:

We have included a paragraph disclosing we will not utilize professional firms or other individuals that specialize in business acquisitions.

15.

Please discuss whether and how you intend to provide shareholders with complete disclosure concerning a target company and its business, including audited financial statements, prior to any merger or acquisition.

RESPONSE:

We have added a paragraph describing our intentions for filing 8-K Current Reports in the event we enter a definitive agreement and at such time as any transaction is consummated.

16.

Please disclose whether you intend to submit any potential merger, acquisition, or similar reorganization for shareholder approval. If you do not intend to solicit shareholder approval for a merger, acquisition or similar reorganization, please provide a legal analysis explaining why   shareholder approval will not be required.

RESPONSE:

We have added a paragraph describing shareholder approval scenarios.

Perceived Benefits, page 2

17.

You state that the perceived benefits of being a reporting company are “commonly thought to include” the listed benefits. Please provide independent and objective support for this assertion. Also, please balance your discussion of the perceived benefits of being a reporting company with   an equally prominent discussion of the real and “perceived” disadvantages.

RESPONSE:

We have revised our perceived benefits section to reflect it is our belief as to the perceived benefits.  We have also added the requested section on perceived disadvantages.

18.

Please disclose what benefits the company hopes to obtain for its shareholders by merging with a private operating company. For example, please clarify whether you will seek to retain an equity   interest in the surviving company, a cash payment in exchange for outside shares, or a combination.

RESPONSE:

We have added a paragraph to address what we believe to be the benefits for our shareholders by merging or acquiring a business opportunity.  We have also stated potential terms for such a transaction.

19.

We note your intent to merge with a private company that desires to become a public company and the possible reasons a business may want to become a public company. Please expand the discussion to explain why you believe your company, a shell with minimal assets, would be attractive to a private operating company seeking to become a public company. The discussion should address the fact the “target” could file its own Form 10, the fact you have limited assets the “target” could utilize, the consideration the private company would provide in the transaction, the obligation to file a Form 8-K in connection with the transaction including Form 10 information regarding the private company, and the costs involved in providing such information.

RESPONSE:

We have provided additional disclosure in this section to address the issues raised.  We cannot provide costs to the target regarding their audited financial statements or the expense involved in providing the required Form 10 type information.  Each situation will be unique as to expense involved.  We have stated that any private company that enters a merger or is acquired by the Company will have significant expense in providing the required information.  We also cannot discuss any consideration the private company might provide in the transaction until an agreement is reached as terms and conditions of a transaction vary greatly.

Potential Target Companies, page 2

20.

We note the discussion of the reasons that another business entity may be interested in a business combination with your company. Please balance this discussion with a discussion of why an investment in certain of these business entities may not be desirable for your investors. For example, you disclose that certain business entities may be interested in a combination because they are unable to find an underwriter. Appropriate balanced disclosure should discuss why a target company might be unable to find a willing underwriter.

RESPONSE:

We have included disclosure regarding risks of potential targets including the inability of finding an underwriter and the reasons why they might not be able to find an underwriter.

Risk Factors

General

21.

If Mr. Hofman will receive consideration for fees, services, majority interest, etc. in connection with a transaction with a “target” that is different from the consideration received by your other shareholders, please consider the inclusion of an addition risk factor addressing this potential pecuniary interest and the conflict of interest that may arise as a result.

RESPONSE:

We have added the requested risk factor regarding potential conflict of interest.

22.

Since Mr. Hofman is the sole member of management, please revise the discussion in the second, fourth and fifth risk factors on page 3 and in the first, fifth and last risk factors on page 4 to use the words “Mr Hofman” or “the Company” as appropriate rather than the term “management.’ Similar revisions should be made throughout the document to the extent you refer to management or the company’s officers or directors in the plural form as opposed to just using “Mr. Hofman” or “the Company.”

RESPONSE:

We have made the appropriate revisions to either refer to Mr. Hofman directly or to refer to “the Company.”

“Our management has limited time to devote to our business which will likely reduce opportunities to identify a suitable acquisition candidate.” Page 3

23.

It appears that Mr. Hofman is the sole member of management and the sole employee of the company. Please revise the discussion to clarify the risk pertains to the time Mr. Hofman can devote to the company’s activities.

RESPONSE:

We have revised the disclosure to include the risk of missing business opportunities because Mr. Hofman will not devote full time efforts on behalf of the Company.

24.

Please disclose the estimated amount of time, or the percentage of his time, that Mr. Hofrnan will devote to the company’s affairs.

RESPONSE:

We have revised this paragraph to disclose Mr. Hofman will spend approximately 10 to 20 hours per month on the business of the Company.

25.

We note the last sentence of this risk factor that Mr. Hoffman’s departure would not adversely affect development of the company’s business and its likelihood of continuing operations. In view of the company’s current stage of development and its apparent dependence on Mr. Hofman as its sole officer, director and controlling shareholder, please provide an analysis, with a view to possible disclosure, explaining why you believe Mr. Hofman’s departure would not adversely affect you business and operations. We may have additional comments.

RESPONSE:

We have revised this paragraph to clearly state Mr. Hofman’s departure is expected upon consummation of a merger or acquisition which would not adversely affect the Company.  We have also included disclosure that if Mr. Hofman terminates his services to the Company prior to any merger or acquisition than that event would likely be adverse to the Company until a suitable replacement can be retained.

“The Company’s officer and director participates in other business ventures which may compete directly with the Company.” Page 4

26.

Please clarify how potential conflicts of interest may be resolved in the event one of Mr. Hofman’s other business ventures is interested in the same “target” company.

RESPONSE:

We have removed this risk factor because Mr. Hofman does not participate in any other business venture that competes directly with the Company.  We have included information in the prior risk factor to disclose that Mr. Hofman will not seek a merger with, or make an acquisition of, any entity in which Mr. Hofman serves as an officer, director or partner, or in which his family members own or hold any ownership interest.

27.

Please identify any other blank check companies with which Mr. Hofman is currently involved.

RESPONSE:

Mr. Hofman is not currently involved with any other blank check companies.  Our disclosure under the Management section lists the past public companies that Mr. Hofman has been involved with in the past.

“A business combination involving the issuance of the Company’s common stock will, in all likelihood, result in shareholders of a target company obtaining a controlling interest in the Company.” Page 4

28.

We note the reference to the possible sale or transfer of company shares held by your current officer. Please expand the discussion to clarify who will receive the proceeds of any such sale. To the extent such sales or transfers pertaining to other blank check companies have occurred in the past involving Mr. Hofman, please expand the discussion to provide details of such transactions and quantify the consideration, if any, received by Mr. Hofman in connection with the transaction(s).

RESPONSE:

We have revised this risk factor to disclose the proceeds of any sale or transfer of Mr. Hofman’s shares will go directly to Mr. Hofman or his designees.  Our newly added table inserted before the risk factors section provides details of past transactions.

Certain Relationships and Related Transactions. page 9

29.

Please include the disclosures required under Item 404(b) regarding your policies and procedures for review, approval or ratification of related party transactions. Discuss your process for evaluating such transactions in view of the fact that currently Mr. Hofman is your sole officer and director. In addition, please state whether your policies and procedures are in writing and, if not, how such policies and procedures are evidenced.

RESPONSE:

We have deleted reference to our policies and procedures because we have no disclosure requirement under Item 404(b) to report this information.  We believe we have supplied all appropriate disclosure required by Item 404(b).

Financial Statements

General

30.

Please note that an update to include your unaudited interim financial statements for the period ending March 31, 2010 and related financial information will be required if you are not effective   by May 15, 2010. Refer to Rule 3-12 of Regulation S-X.

RESPONSE:

Pursuant with your telephone conference with our legal counsel, we intend to submit thisAmended Form 10 prior to May 15, 2010 and we intend to file a Form 10-Q with the required financial information for the period ended March 31, 2010 prior to May 17, 2010.

Note 3- Related Party Transactions. Page F-10

31.

Please tell us and disclose the facts and circumstances that caused you to fully reserve the note receivable front RDG Imports, Inc. Please also tell us how you determined that collectability was reasonably assured for the associated revenue at the time it was recorded, see SAB Topic 13.A. 1.

RESPONSE:

We have revised our footnote 3.

The Company determined that a full allowance on the Note receivable from RDG Imports, Inc. was necessary as of 12/31/09 due to the following:

1.  The Nature of the Note:  The Note is a three year note with an interest rate of 5.0%. Interest is payable on December 31, 2010, 2011 and 2012.  The principle balance of the note is due in full on December 31, 2012.

2.  Change in Ownership:  In December 2009, the shareholder and his wife who ran the Company resigned from their positions and a new president was brought in.  These individuals also owned and ran RDG Imports, Inc.  As a result, the Company is concerned that RDG Imports, Inc. has less incentive to pay the amounts due under the note, as the owners are no longer the same individuals.

3.  Financial Position of RDG Imports, Inc.:  Management of Way Cool Imports, Inc. reviewed the unaudited financial statements of RDG Imports, Inc. nothing that the Company had considerable debt outstanding from multiple independent third parties and to related parties in addition to this note.  Management was concerned that the Company may not have the financial ability to pay the note in full on its due date, or that the Company may no longer be in existence.  The Company notes that their status as a related party would not give them priority if the Company were to enter bankruptcy.

Based on this, Management of the Company determined that a full allowance was appropriate.

The Company determined that collectability was reasonably assured when revenue had been recognized as follows:  1)  RDG Imports, Inc. had made payments against the accounts receivable balance on a regular basis and had been paying off the accounts receivable balance within one year.  2)  The Company had set up a reasonable allowance for doubtful accounts against the accounts receivable balance for the year ended 12/31/08 and in each quarter of 2009 based on the age of the outstanding balance.

Exhibits

Exhibit 3.1

32.

The articles of incorporation as filed omit articles one through seven. Please file as an exhibit the entire articles of incorporation as currently in effect and any amendments thereto. We may have additional comments.

RESPONSE:

Please note that Articles one through seven are on the cover page of the filed document.

The company acknowledges that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

WAY COOL IMPORTS, INC.

/s/ Cornelius Hofman

Cornelius Hofman

President